March 10, 2017

United States Securities and Exchange Commission

Washington, DC  20549

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Request for Acceleration of Effective Date of Registration Statement on Form S-1/A filed on March 06, 2017

File No: 333-205720

We hereby request that the Commission accelerate the effective date of our registration statement to March 14, 2017 at 3:00 PM Eastern Time, or as soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589